September 28, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Paul Danner
Chief Executive Officer
Paragon Financial Corporation
2207 Sawgrass Village Drive
Ponte Verde Beach, FL 32082

RE:	Paragon Financial Corporation (the "Company")
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Quarter Ended June 30, 2005
	Proxy Statement Filed on Schedule 14A
	File No. 000-27437

Dear Mr. Paul Danner:

      We have reviewed your filings that are referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 21

1. We note per your MD&A disclosures that you are actively discussing the restructuring of your company`s debt, and that you have modified the terms of your revolving line of credit, your outstanding convertible debentures, and the note payable to your former related party. Please tell us how you have accounted for the modification of each of these debt instruments and the accounting literature that you have used to account for these debt modifications. We may have further comment upon receipt of your response.

Financial Statements

Consolidated Balance Sheets, page F-4

2. We note that your company carried a goodwill balance of $822,000 on its balance sheet at December 31, 2004. In light of your company`s losses from operations during each of the past three years, negative cash flow from operating activities during these periods, negative working capital at both December 31, 2004 and 2003, and the substantial doubt about your ability to continue as a going concern, please tell us why you do not believe that your goodwill balance is impaired at December 31, 2004. In your response, please provide a detailed discussion of your assumptions and the factors considered when performing your annual impairment test.

Notes to the Consolidated Financial Statements

Note 1. Principles of Consolidation, Basis of Presentation and
Significant Accounting Policies

Acquisitions, page F-9

3. We note the disclosure on page F-9 indicating that the Company valued the 52,329,735 shares of common stock issued in connection with the acquisition of PGNF`s common stock at $6.4 million or approximately $.122 per common share. Please tell us in further detail how the Company determined the value assigned to the shares issued in connection with this transaction and explain how the valuation of these shares complied with the guidance outlined in paragraph 22 of
SFAS No.141.

Allowance for Loan Repurchases and Premium Recapture, page F-11

4. Please revise to include Schedule II with respect to the Company`s allowance for loan repurchases and premium recapture. Note that this schedule should be presented for each period presented in your statements of operations and should be examined by your independent registered public accountants. Refer to the requirements of Rule 5-04 of Regulation S-X.



Impairment, page F-12

5. Please revise the notes to the Company`s financial statements to include all of the disclosures required by paragraph 47 of SFAS
No.
142 with respect to the goodwill impairment charge recognized during
2004.

Note 2. Discontinued Operations, page F-16

6. Please tell us how you determined the amount of the $4,948 credit
made to additional paid in capital in connection with your
disposal of
PNGF. In this regard, please explain how your receipt of
52,239,735
common shares valued at $3,140 and 1,800 Series E shares plus accrued dividends valued at $1,998, resulted in a credit to additional paid in capital of this amount.

7. Please tell us and revise Note 2 to disclose how the loss on disposal of PNGF of $102,000 was calculated or determined and revise your consolidated statements of operations to reflect this loss as a component of discontinued operations. Additionally, please revise Note
2 to include all of the disclosures required by paragraph 47 of SFAS
No.144.

Note 5. Goodwill, page F-18

8. Please tell us and revise Note 5 to disclose the factors that contributed to a purchase price for the acquisition of PHF that resulted in the recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141.

9. In addition, please explain why none of the purchase price for the acquisition of PHF was allocated to identifiable intangible assets other than goodwill.

Note 8. Stockholders` Deficiency

Stock Purchase Warrants, page F-20

10. Please tell us and revise Note 8 to explain how you valued and accounted for the stock purchase warrants that were issued as part of the convertible notes offerings in December of 2002 and March of 2003.
Also, tell us and disclose in your financial statements how you determined the amount of the beneficial conversion feature associated with the convertible notes and indicate the period over which that amount will be recognized as expense in your financial statements. Your response and your revised disclosure should clearly explain how the treatment used complied with the requirements of EITF 98-5 and 00-
27, as applicable.

Note 10. Income Taxes, page F-25

11. Please tell us why you do not believe it is necessary to record a valuation allowance for your entire deferred tax asset balance despite your company`s significant losses for the last three years and the substantial doubt about your company`s ability to continue as a going concern. In your response, tell us the specific assumptions that your have relied upon to determine that it is more likely than not that the unreserved portion of your deferred tax assets will be recognized.

Form 10-Q for the Quarter Ended June 30, 2005

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 5. Goodwill, page 12

12. Please tell us and revise Note 5 to disclose the factors that contributed to a purchase price for the acquisition of FCM which resulted in the recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141.

13. In addition, please explain why none of the purchase price for the acquisition of FCM was allocated to identifiable intangible assets other than goodwill.

14. Please explain why you have not provided audited financial statements and pro forma financial information with respect to the acquisition of FCM in a report on Form 8-K in accordance with Rule 3-
05 and Rule 11-01 of Regulation S-X. If you do not believe this acquisition met the materiality thresholds outlined in Rule 3-05 of
Regulation S-X, please provide us with the computations prepared in support of this conclusion.

Schedule 14A Proxy Statement

Equity Compensation Plan Information

15. The number of outstanding options and warrants at December 31, 2004, as disclosed in your Schedule 14A Proxy statement is inconsistent with the disclosures provided in Note 8 to your audited financial statements for the year ended December 31 2004. Please reconcile and revise these disclosures.



       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Mr. Scott L. Vining, CFO


Mr. Paul Danner
Paragon Financial Corporation
September 28, 2005
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